Exhibit 99.1

FORM 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS
FOR THE YEAR ENDED DECEMBER 31, 2021

The information contained in this statement of executive compensation (the "Statement") of Curaleaf Holdings, Inc. (the "Company" or "Curaleaf"), unless otherwise indicated, is as of July 4, 2022. The information contained in this Statement is expressed in United States dollars, unless otherwise indicated.

Compensation Discussion and Analysis

Compensation Governance

The compensation of the directors and executive officers is determined by the board of the Company (the "Board"), on an annual basis, based on the recommendations of the compensation and nominating committee of the Board (the "CN Committee"), which recommendations may be informed by third party consultant advice and research, including market comparable research on similarly situated directors and executive officers, as well as management recommendations. The services of a third-party executive compensation consultant were not retained by the Company nor the CN Committee in the financial year ended December 31, 2021 ("Fiscal 2021"). Recommendations of the CN Committee are made by taking into consideration the objectives discussed below and, if applicable, relevant industry data.

The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Peter Derby and Karl Johansson are independent director members of the CN Committee. Mr. Jordan, as the Executive Chairman of the Company, recuses himself from any decision or recommendation made by the CN Committee regarding his own compensation as Executive Chairman of the Company.

The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the Company’s long-term incentive plan (the "LTIP") and proposing changes thereto, approving any awards of securities under the equity incentive plan and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices.

The Company's compensation practices are designed to attract, retain, motivate and reward its executive officers for their performance and contribution to the Company's long-term success. The Board seeks to compensate the Company's executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers' incentives with shareholder value creation. Corporate and individual performance objectives are tied to the executive officer's primary business segment. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company performance goals that reach across all business segments and include achievements in finance/business development and corporate development. During Fiscal 2021, the Company’s short-term incentive bonus plan was funded based upon the Company's annual revenue and adjusted annual earnings before interest, taxes, depreciation and amortization (EBITDA), and final payouts took into consideration the Company's financial performance and individual performance. See “Elements of Compensation – Short Term Incentive Plan” below for more information.

Elements of Compensation

The compensation of the directors and named executive officers ("NEOs"), as defined under Form 51-102F6V – Statement of Executive Compensation – Venture Issuers, is comprised of the following major elements: (a) a base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, which may consist of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance compensation awards or other awards available under the LTIP or under any other equity plan that may be approved by the Board from time to time.

Each such element of the executive compensation program has been designed to meet one or more objectives of the overall compensation program of the Company. The salary of each NEO, combined with any discretionary cash bonuses and granting of long-term incentives they may receive, has been designed to provide total compensation which the Board believes is competitive. Overall executive compensation is evaluated based on publicly available data within a specified predetermined peer group of companies as well as aggregate data within surveys of other companies' published information.

The Company is not aware of any significant event that has occurred during the most recently completed fiscal year of the Company that has significantly affected compensation.

During Fiscal 2021, the Company had six (6) NEOs, as set out below:

•	Joseph Bayern: Throughout Fiscal 2021, Mr. Bayern acted as Chief Executive Officer of the Company. Effective May 9, 2022, Mr. Matt Darin became Chief Executive Officer of the Company, while Mr. Bayern will launch and run a new division of Curaleaf developing a new CPG-based business model.

•	Ranjan Kalia: Mr. Kalia was the Chief Financial Officer of the Company in replacement of Mr. Carlotti from July 19, 2021 to March 14, 2022.

•	Mike Carlotti: Mr. Carlotti was appointed as Chief Financial Officer on February 3, 2020, in replacement of Mr. Neil Davidson. Effective July 9, 2021, Mr. Carlotti voluntarily resigned for medical reasons and ceased to be Chief Financial Officer of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia.

•	Neil Davidson: On February 3, 2020, Mr. Davidson was appointed Chief Operating Officer of the Company and, as at such date, was replaced as Chief Financial Officer by Mr. Michael Carlotti. Effective January 3, 2022, Mr. Davidson retired and ceased to be Chief Operating Officer of the Company. Since March 14, 2022, Mr. Davidson is acting as interim Chief Financial Officer in replacement of Mr. Ranjan Kalia.

•	Boris Jordan: Throughout Fiscal 2021, Mr. Jordan acted as Executive Chairman.

•	Joseph Lusardi: Throughout Fiscal 2021, Mr. Lusardi acted as Executive Vice-Chairman.

1.	Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution of the NEO to the Company's success, the NEO's experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other companies of similar size and revenue growth potential.

2.	Short Term Incentive Plan

An annual bonus is a short-term incentive that is intended to reward each executive officer for his or her individual contribution and performance of personal objectives in the context of overall corporate performance. Bonuses are designed to motivate executive officers to achieve personal business objectives, to be accountable for their relative contribution to the Company's performance, as well as to attract and retain executives. In determining compensation and, in particular, bonuses, the CN Committee considers factors over which the executive officer can exercise control, such as their role in identifying and completing acquisitions and integrating such acquisitions into the Company's business, meeting any budget targets established by controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In June 2020, the CN Committee approved a Short Term Incentive Plan for the Company to implement, starting with incentive based compensation for Fiscal 2021, certain metrics in various compensable element categories that will govern annual bonus target percentages of base salary and amounts. Such metrics consist of Company-wide annual revenue and annual earnings before interest, taxes, depreciation and amortization (EBITDA) targets to fund the program. In addition to these high-level financial metrics, function specific Key Performance Indicators (KPIs) based on the cultivation, manufacturing, merchandising and retail objectives of the Company, as well as achievement against individual performance and goals are considered. During Fiscal 2021, the Short Term Incentive Plan was funded based upon the Company's annual revenue and adjusted annual earnings before interest, taxes, depreciation and amortization (EBITDA), and final payouts took into consideration the Company's financial performance and individual performance.

3.	LTIP

In October 2018, following approval by the Company's shareholders (the "Shareholders"), the Company adopted the LTIP. The LTIP permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs" and, collectively with NQSOs, "Options"), (ii) restricted stock awards, (iii) restricted stock units ("RSUs"), (iv) stock appreciation rights ("SARs"), and (v) performance compensation awards, which are referred to herein collectively as "Awards", as more fully described below. The LTIP was amended by the Board on November 12, 2020, in order for the LTIP to comply with certain rules of the U.S. Securities Exchange Commission. As per the terms of the LTIP and the rules of the CSE, such amendments did not require approval by the Shareholders as such amendments were made in order to make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange and did not adversely alter or impair the terms and conditions of Awards previously granted to participants under the LTIP.

The aggregate number of subordinate voting shares of the Company (the "Subordinate Voting Shares") that may be issued under all Awards under the LTIP is equal to 10% of the number of Subordinate Voting Shares outstanding at any time, including the number of Subordinate Voting Shares issuable on conversion of the multiple voting shares of the Company (the "Multiple Voting Shares"), the whole subject to certain adjustments provided under the LTIP. As at December 31, 2021, there were 614,369,729 Subordinate Voting Shares issued and outstanding and 93,970,705 Multiple Voting Shares issued and outstanding (or 708,340,434 Subordinate Voting Shares on an as-converted basis (the "Outstanding Share Number")).

The following table sets out information as of December 31, 2021 with respect to the LTIP.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options, warrants and rights	(b) Weighted-average exercise price of outstanding Options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by Shareholders(1)	26,465,048 (3.73%)	$14.46(2)	44,368,995 (6.26%)
Equity compensation plans not approved by Shareholders	Nil	Not applicable	Not applicable
TOTAL	26,465,048 (3.73%)	$14.46(2)	44,368,995 (6.26%)

Notes:

(1)	The maximum number of Subordinate Voting Shares issuable upon the exercise of the Options outstanding under the LTIP as of December 31, 2021 was 23,588,635, representing approximately 3.33% of the Outstanding Share Number.

(2)	With respect to the Options only; no exercise price is attributed to the RSUs.

As at December 31, 2021, the following Awards were outstanding under the LTIP: (i) 23,588,635 Options, with the underlying Subordinate Voting Shares representing approximately 3.33% of the Outstanding Share Number, and (ii) 2,876,413 RSUs, with the underlying Subordinate Voting Shares representing approximately 0.41% of the Outstanding Share Number. As at December 31, 2021, an aggregate of 44,368,995 Subordinate Voting Shares remained available for issuance under the LTIP, representing approximately 6.26% of the Outstanding Share Number.

Summary of the LTIP

(a)	Purpose

The purpose of the LTIP is to promote the interests of the Company and the Shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Shareholders.

(b)	Eligibility

Any of the Company's employees, officers, directors, or consultants (who are natural persons) are eligible to participate in the LTIP if selected by the Board (the "Participants"). The basis of participation of an individual under the LTIP, and the type and amount of any Award that an individual will be entitled to receive under the LTIP, are at the Board's discretion.

The maximum number of Subordinate Voting Shares that may be issued under the LTIP shall be set by the Board to be an aggregate of 10% of the number of Subordinate Voting Shares (including the number of Subordinate Voting Shares underlying the Multiple Voting Shares on an "as if converted" basis) then outstanding, on a fully-diluted basis. Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs shall not exceed 71,566,480 Subordinate Voting Shares, subject to adjustment in the LTIP. Any shares subject to an Award under the LTIP that are forfeited, cancelled, have expired before being exercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the LTIP. No financial assistance or support agreements may be provided by the Company in connection with grants under the LTIP.

In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Subordinate Voting Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may make such adjustment, which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the LTIP, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the LTIP.

(c)	Awards

(i)	Options

The Board is authorized to grant Options to purchase Subordinate Voting Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the LTIP are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an option granted under the LTIP is ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate.

(ii)	Restricted Stock

A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Board will determine the price, if any, to be paid by the Participant for each Subordinate Voting Shares subject to a restricted stock award. The Board may condition the expiration of the restriction period, if any, upon: (i) the Participant's continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Board; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Board may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

(iii)	RSUs

RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of service with the Company, the unvested portion of the RSUs will be forfeited.

(iv)	Stock Appreciation Rights

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR.

(v)	Performance Compensation Awards

A performance award entitles the recipient to receive, upon the achievement of one or more objective performance goals during such performance periods as the Board shall establish, payments, which may be denominated or payable in cash, shares (including, without limitation, restricted stock awards and RSUs), other securities of the Company, other awards under the LTIP or other property. Subject to the terms of the LTIP, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the Board.

(d)	General

The maximum term of the Options to be granted/awarded under the LTIP is ten years.

The Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the LTIP shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs or RSUs, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the LTIP except in compliance with all applicable laws.

The Board may amend, alter, suspend, discontinue or terminate the LTIP and the Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to approval by the Company's shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the LTIP (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder's permission, and (iii) such amendment, alteration, suspension, discontinuation, or termination is in compliance with Canadian Securities Exchange policies.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, takeover bid or tender offer, repurchase or exchange of Subordinate Voting Shares or other securities of the Company or any other similar corporate transaction or event involving the change of control of the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the LTIP, as it deems appropriate.

(e)	Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

4.	Pension Plan Benefits

The Company did not implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

5.	Termination and Change of Control Benefits

During Fiscal 2021, the CEO of the Company was Mr. Joseph Bayern. The employment agreement under which Mr. Bayern provided his services as CEO during Fiscal 2021, as more fully detailed below, included termination benefits in the event Mr. Bayern's employment was terminated by the Company without cause or by Mr. Bayern for good reason, representing 75% (9 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, six (6) months of which are contingent upon Mr. Bayern being unemployed three (3) months after the effective termination date of his employment. On May 9, 2022, Mr. Bayern ceased to be CEO of the Company.

Mr. Ranjan Kalia was appointed CFO of the Company effective July 19, 2021. The employment agreement under which Mr. Ranjan Kalia provided his services as CFO during Fiscal 2021, as more fully described below, included termination benefits in the event Mr. Kalia's employment was terminated by the Company without cause or by Mr. Kalia for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kalia being unemployed three (3) months after the effective termination date of his employment. Effective March 14, 2022, Mr. Kalia voluntarily resigned and ceased to be the CFO of the Company and was replaced on an interim basis by Mr. Neil Davidson.

Mr. Michael Carlotti was appointed CFO of the Company effective February 3, 2020. The employment agreement under which Mr. Carlotti provided his services as CFO during Fiscal 2021, as more fully described below, included termination benefits in the event Mr. Carlotti's employment was terminated by the Company without cause or by Mr. Carlotti for good reason, representing 50% (six (6) months) of his base salary. Effective July 9, 2021, Mr. Carlotti voluntarily resigned for health considerations and ceased to be the CFO of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia.

Mr. Neil Davidson was appointed COO of the Company effective February 3, 2020. The employment agreement under which Mr. Davidson provided his services during Fiscal 2021, as more fully detailed below, includes severance benefits in the event Mr. Davidson’s employment is terminated by the Company without cause or by Mr. Davidson due to a diminution in his duties and responsibilities within the Company that occurs following a change of control of the Company, representing six (6) months of his base salary in regular monthly installments and his participation in the Company's group medical and dental insurance plan for the same period, three (3) months of which, in each case, are contingent upon Mr. Davidson being unemployed three (3) months after the effective date termination of his employment. Mr. Davidson ceased to be COO of the Company effective January 3, 2022.

No formal written agreement has been entered into between Mr. Boris Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Other than as described above, there are no compensatory plan(s) or arrangements(s) with NEOs providing for payments in the event of resignation, retirement or any other termination of the officer's employment or a change of NEOs' responsibilities following a change of control of the Company. In case of termination of NEOs, common law and statutory law apply.

The following table sets forth the estimates of the incremental amounts that would have been payable to each of the NEOs upon termination of employment without cause or change of control pursuant to the terms of their employment agreements, assuming that such events had taken place on December 31, 2021, the last day of the Company's 2021 fiscal year. The table does not include the following:

•	the value of insurance benefits that could be continued for during a certain period following the occurrence of the respective event since they are generally available to all salaried employees;
•	the value of additional amounts that could be payable to each of the NEOs upon termination of employment without cause or change of control pursuant to common law and statutory law;
•	an estimate of the incremental amounts payable to Mr. Jordan upon termination of employment without cause or change of control since no formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board; and
•	an estimate of the incremental amounts payable to Mr. Lusardi upon termination of employment without cause or change of control since no formal agreement has been entered into between Mr. Lusardi and the Company with respect to severance in the event of termination without cause of his services as the Executive Vice-Chairman of the Board, or change of control.

Name	Termination without Cause	Change of Control
Mr. Joseph Bayern(1)	$581,250	$581,250
Mr. Ranjan Kalia(2)	$475,000	$475,000
Mr. Michael Carlotti(3)	$175,000	$175,000
Mr. Neil Davidson(4)	$212,500	$212,500

Notes:

(1)	Effective May 9, 2022, Mr. Bayern voluntarily resigned and ceased to be the CEO of the Company and was replaced effective as at such date, by Mr. Matt Darin.

(2)	Effective March 14, 2022, Mr. Kalia voluntarily resigned and ceased to be the CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Neil Davidson.

(3)	Effective July 9, 2021, Mr. Carlotti voluntarily resigned for health considerations and ceased to be the CFO of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia.

(4)	Effective January 3, 2022, Mr. Neil Davidson retired and ceased to be COO of the Company.

Director Compensation

The Company pays compensation to its directors, which is comprised of (i) cash and (ii) awards granted in accordance with the terms of the LTIP and the Canadian Securities Exchange policies, or a combination of both. As at the date hereof, each non-executive director is entitled to an annual cash retainer in the amount of $50,000, and each of the Chair of the Audit Committee and the Chair of the CN Committee is entitled to an additional annual cash retainer in the amount of $100,000. The Company does not offer a meeting fee for Board or committee members. In addition, the Company may from time to time form ad hoc special committees to evaluate a special transaction. Depending on the transaction being evaluated, directors may be paid a special retainer for acting on such committee, and may also be paid a meeting fee. Further, each non-executive director, subject to their continued service as a director of the Company, is entitled to an annual grant of RSUs having an aggregate value of $150,000. The Company may grant additional RSUs to certain of its non-executive directors from time to time, as determined by the Board in its discretion. The directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. The Company also obtained insurance for the benefit of its directors and has indemnification obligations for the benefit of its directors.

Director and Named Executive Officer compensation, excluding compensation securities

The following table summarizes, for the periods indicated, the compensation (expressed in United States dollars, unless otherwise indicated) paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each director and NEO of the Company, in each case excluding compensation securities. Where indicated below, the Company has included certain payments made (i) in the financial year ending December 31, 2022, to the extent such payments related to services performed during Fiscal 2021; and (ii) in Fiscal 2021 to the extent such payments related to services performed during the financial year ended December 31, 2020 ("Fiscal 2020").

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total compensation (US$)
Named Executive Officers
Joseph Bayern, Former CEO(1)	2021	741,346	600,000	-	7,200	-	1,348,546
	2020	500,000	281,250	-	7,200	37,800(16)	826,250
Ranjan Kalia, Former CFO(2)	2021	200,962	190,000	-	-	100,000(17)	490,962
	2020	-	-	-	-	-	-
Michael Carlotti, Former CFO(3)	2021	180,176	-	-	-	175,520(18)	355,696
	2020	321,558	121,200	-	-	-	442,758
Neil Davidson, Former COO and Interim CFO(4)	2021	425,000	170,000	-	1,200(19)	-	596,200
	2020	425,000	159,375	-	1,200(19)	-	585,575
Boris Jordan, Executive Chairman	2021	750,000	1,000,000	-	-	-	1,750,000
	2020	500,000	1,000,000	-	-	-	1,500,000
Directors
Joseph Lusardi, Executive Vice-Chairman and Director(5)	2021	692,307 (6)	400,000	-	7,700(8)	-	1,100,007
	2020	750,000(7)	562,500	-	7,700(8)	-	1,320,200
Peter Derby,Director	2021	171,500(9)	-		-	-	171,500
	2020	100,000(9)	-	-	-	-	100,000
Karl Johansson, Director	2021	171,50010)	-		-	-	171,500
	2019	100,000(10)	-	-	-	-	100,000

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total compensation (US$)
Dr. Jaswinder Grover, Director	2020	50,000(11)	-	-	-	-	50,000
	2019	45,417(12)	-	-	-	-	45,417
Mitchell Kahn, Director(13)	2021	230,000(14)	-	-	-	-	50,000
	2020	22,055(14)	-	-	-	200,000(15)	222,055

Notes:

(1)	Mr. Joseph Bayern was appointed as Chief Executive Officer effective as of January 1, 2021, in replacement of Mr. Joseph Lusardi, who transitioned to the role of Executive Vice-Chairman of the Company as at such date. Effective May 9, 2022, Mr. Bayern voluntarily resigned and ceased to be the CEO of the Company and was replaced effective as at such date, by Mr. Matt Darin. The figures shown in this table for Fiscal 2020 with respect to Mr. Bayern relate to his role as President of the Company during such financial year.

(2)	Mr. Ranjan Kalia was appointed as Chief Financial Officer effective on July 19, 2021, in replacement of Mr. Michael Carlotti. He has therefore served in his capacity as Chief Financial Officer of the Company for approximately five (5) months in Fiscal 2021. Mr. Kalia was entitled to an annual base salary of $475,000 during Fiscal 2021, which was prorated to account for his actual tenure. Mr. Kalia resigned of his position as Chief Financial Officer effective March 14, 2022.

(3)	Mr. Michael Carlotti was appointed as Chief Financial Officer on February 3, 2020, in replacement of Mr. Neil Davidson. He has therefore served in his capacity as Chief Financial Officer of the Company for approximately 11 months in Fiscal 2020. Effective July 9, 2021, Mr. Carlotti voluntarily resigned for medical reasons and ceased to be CFO of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia. He has therefore served in his capacity as Chief Financial Officer of the Company for approximately six (6) months in Fiscal 2021. Mr. Carlotti was entitled to an annual base salary of $350,000 during Fiscal 2020 and Fiscal 2021, which was prorated to account for his actual tenure.

(4)	On February 3, 2020, Mr. Neil Davidson was appointed Chief Operating Officer of the Company and, as at such date, was replaced as Chief Financial Officer by Mr. Michael Carlotti. Effective January 3, 2022, Mr. Neil Davidson retired and ceased to be COO of the Company. Since March 14, 2022, Mr. Neil Davidson is acting as interim Chief Financial Officer in replacement of Mr. Ranjan Kalia.

(5)	During Fiscal 2020, Mr. Joseph Lusardi was the Chief Executive Officer and a Director of the Company. Effective January 1, 2021, Mr. Joseph Lusardi transitioned to the role of Executive Vice-Chairman and Director of the Company, and was replaced as Chief Executive Officer by Mr. Joseph Bayern. The figures shown in this table for Fiscal 2020 with respect to Mr. Joseph Lusardi relate to his role as Chief Executive Officer of the Company during such financial year.

(6)	Being comprised of an annual retainer in the amount of $692,307 for his services as the Executive Vice-Chairman of the Company. Mr. Lusardi's base salary was decreased from $750,000 annually to $500,000 annually on September 9, 2021 given the change of responsibilities from his previous role as Chief Executive Officer of the Company to Executive Vice-Chairman of the Company.

(7)	Mr. Joseph Lusardi did not receive compensation in his capacity as director during Fiscal 2020. He received compensation only in his capacity as Chief Executive Officer of the Company.

(8)	Reflects an allocation of $541.67 per month for the lease of a company car and $100 per month for a cell phone reimbursement during Fiscal 2020 and 2021.

(9)	Being comprised of (i) an annual retainer in the amount of $50,000 for his services as a member of the Board; (ii) an additional annual retainer in the amount of $100,000 for Fiscal 2021 for his services as the Chair of the CN Committee; (iii) additional compensation earned by Mr. Derby in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the acquisition of EMMAC Life Sciences Limited (the "EMMAC Transaction"); and additional compensation earned by Mr. Derby in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the extension of the dual-class structure of the Company (the "MVS Extension"). The additional compensation earned by Mr. Derby in Fiscal 2021 for his services as a member of the special committees mentioned above will paid to him during the fiscal year ending December 31, 2022. For additional information regarding the EMMAC Transaction, refer to the section titled “Recent Acquisitions” in the Company’s management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2021 and 2020 (the "Annual MD&A") filed on March 7, 2022, a copy of which is available under the Company’s SEDAR profile at www.sedar.com. For additional information regarding the extension of the Company’s dual-class structure, refer to the notice of annual general and special meeting of the shareholders of the Company and management information circular (the "Circular") filed in connection therewith on July 30, 2021, a copy of which is available under the Company’s SEDAR profile at www.sedar.com.

(10)	Being comprised of an annual retainer in the amount of $50,000 for his services as a member of the Board, and an additional annual retainer in the amount of $100,000 for Fiscal 2021 for his services as the Chair of the Audit Committee; (iii) additional compensation earned by Mr. Johansson in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the acquisition of EMMAC Life Sciences Limited; and additional compensation earned by Mr. Johansson in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the extension of the dual-class structure of the Company. The additional compensation earned by Mr. Johansson in Fiscal 2021 for his services as a member of the special committees mentioned above will paid to him during the fiscal year ending December 31, 2022. For additional information regarding the EMMAC Transaction, refer to the section titled “Recent Acquisitions” in the Company’s Annual MD&A filed on March 7, 2022, a copy of which is available under the Company’s SEDAR profile at www.sedar.com. For additional information regarding the extension of the Company’s dual-class structure, refer to the Circular filed in connection therewith on July 30, 2021, a copy of which is available under the Company’s SEDAR profile at www.sedar.com.

(11)	Being comprised of an annual retainer in the amount of $50,000 for his services as a member of the Board.

(12)	Dr. Grover was appointed as director of the Company on February 3, 2020. He has therefore served in his capacity as director of the Company for approximately 11 months in 2020. The amount received by Dr. Grover for his services as director of the Company during Fiscal 2020 represent the pro rata portion of the $50,000 annual cash retainer for such 11-month period during Fiscal 2020.

(13)	Mr. Kahn was appointed as director of the Company on July 23, 2020. He has therefore served in his capacity as director of the Company for approximately 5 months in 2020.

(14)	Being comprised of an annual retainer in the amount of $50,000 for his services as a member of the Board, as well as an amount of $180,000 in consulting fees for Fiscal 2021 and $22,055 for his services as a member of the Board for Fiscal 2020.

(15)	During Fiscal 2020, Mr. Kahn was remunerated for his consultancy services rendered to the Company in accordance with a Consulting Agreement dated July 23, 2020 between the Company and Mr. Kahn, at a flat-fee of $200,000 for the six-month term of such Consulting Agreement.

(16)	Being comprised of a housing allowance.

(17)	Being comprised of a sign-on bonus agreed to be paid to Mr. Kalia as part of his employment agreement arrangements.

(18)	Being comprised of a $175,000 severance payment and an amount of $520 for a cell phone reimbursement for Fiscal 2021.

(19)	Being comprised of cell phone reimbursement fees for Fiscal 2020 and Fiscal 2021.

Stock Options and Other Compensation Securities

The following table summarizes all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in Fiscal 2021.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CAD$)	Closing price of security or underlying security on date of grant (CAD$)	Closing price of security or underlying security at year end (CAD$)(2)	Expiry Date
Joseph Bayern, CEO(3)	Options	171,770 (0.027%)	March 11, 2021	19.53	19.53	11.30	March 11, 2031
	Options	496,766 (0.079%)	June 23, 2021	17.13	16.02	11.30	June 23, 2031
	RSUs	172,620 (0.028%)	June 23, 2021	17.13	16.02	11.30	N/A
Ranjan Kalia, Former CFO(4)	Options	189,660 (0.030%)	August 11, 2021	15.40	15.30	11.30	August 11, 2031
	RSUs	142,245 (0.023%)	August 11, 2021	15.40	15.30	11.30	N/A
Mike Carlotti, Former CFO(5)	-	-	-	-	-	-	-
Neil Davidson, Former COO and Interim CFO(6)	Options	36,501 (0.006%)	March 11, 2021	19.53	19.53	11.30	March 11, 2031

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CAD$)	Closing price of security or underlying security on date of grant (CAD$)	Closing price of security or underlying security at year end (CAD$)(2)	Expiry Date
Boris Jordan(7), Executive Chairman and Director	RSUs	118,507 (0.019%)	August 11, 2021	15.40	15.30	11.30	N/A
	RSUs	84,411 (0.013%)	September 9, 2021	15.02	14.30	11.30	N/A
Joseph Lusardi(8), Executive Vice-Chairman and Former CEO	RSUs	40,554 (0.006%)	September 28, 2021	15.60	15.26	11.30	NA
Karl Johansson(9), Director	RSUs	5,744 (0.001%)	March 11, 2021	19.53	19.53	11.30	N/A
	RSUs	12,032 (0.002%)	August 11, 2021	15.40	15.30	11.30	N/A
	RSUs	12,661 (0.002%)	September 9, 2021	15.02	14.30	11.30	N/A
Peter Derby(10), Director	RSUs	5,744 (0.001%)	March 11, 2021	19.53	19.53	11.30	N/A
	RSUs	12,032 (0.002%)	August 11, 2021	15.40	15.30	11.30	N/A
	RSUs	12,661 (0.002%)	September 9, 2021	15.02	14.30	11.30	N/A
Dr. Jaswinder Grover(11), Director	RSUs	3,123 (0.001%)	March 11, 2021	19.50	19.53	11.30	N/A
	RSUs	1,723 (0.001%)	August 11, 2021	15.40	15.30	11.30	N/A
	RSUs	12,661 (0.002%)	September 9, 2021	15.02	14.30	11.30	N/A
Mr. Mitchell Kahn(12), Director	RSUs	1,873 (0.001%)	August 11, 2021	15.40	15.30	11.30	N/A
	RSUs	12,661 (0.002%)	September 9, 2021	15.02	14.30	11.30	N/A

Notes:

(1)	Percentage of class is calculated on a partially diluted basis assuming: (i) the exercise of Options and RSUs granted to directors and NEOs of the Company as at December 31, 2021; and (ii) an aggregate of 614,369,729 Subordinate Voting Shares issued and outstanding on December 31, 2021.

(2)	Reflects the closing price of the Subordinate Voting Shares on the CSE on December 31, 2021.

(3)	As of December 31, 2021, Mr. Bayern had ownership, direction or control over a total of 125,841 Subordinate Voting Shares, 1,220,511 Options and 379,799 RSUs.

(4)	As of December 31, 2021, Mr. Kalia had ownership, direction or control over a total of nil Subordinate Voting Shares, 189,660 Options and 142,245 RSUs.

(5)	As of December 31, 2021, Mr. Carlotti had ownership, direction or control over a total of 11,323 Subordinate Voting Shares, nil Options and nil RSUs.

(6)	As of December 31, 2021, Mr. Davidson had ownership, direction or control over a total of 339,857 Subordinate Voting Shares, 982,028 Options and 329,570 RSUs.

(7)	As of December 31, 2021, Mr. Jordan had ownership, direction or control over a total of 93,970,705 Multiple Voting Shares, 57,828,771 Subordinate Voting Shares, 132,809 Options and 84,411 RSUs.

(8)	As of December 31, 2021, Mr. Lusardi had ownership, direction or control over a total of 5,333,562 Subordinate Voting Shares, 6,916,455 Options and 89,335 RSUs.

(9)	As of December 31, 2021, Mr. Johansson had ownership, direction or control over a total of 59,328 Subordinate Voting Shares, nil Options and 12,661 RSUs.

(10)	As of December 31, 2021, Mr. Derby had ownership, direction or control over a total of 478,152 Subordinate Voting Shares, nil Options and 12,661 RSUs.

(11)	As of December 31, 2021, Dr. Grover had ownership, direction or control over a total of 5,646,600 Subordinate Voting Shares, nil Options and 12,661 RSUs.

(12)	As of December 31, 2021, Mr. Kahn has ownership, direction or control over a total of 4,606,979 Subordinate Voting Shares, nil Options and 12,661 RSUs.

Exercise of Compensation Securities

The following table summarizes all compensation securities exercised by each director and NEO of the Company during Fiscal 2021.

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security (US$)	Date of exercise	Closing price of security on date of exercise(1) (US$)	Difference between exercise price and closing price on date of exercise (US$)	Total value on exercise date (US$)
Joseph Bayern, CEO	RSUs	103,589	Nil	December 9, 2021	9.26	9.26	959,234
Ranjan Kalia, Former CFO	-	-	-	-	-	-	-
Mike Carlotti, Former CFO	Options	33,000	4.31	July 18, 2021	12.72	8.41	277,530
	Options	2,900	4.27	July 19, 2021	12.94	8.67	25,143
	Options	31,000	4.29	July 20, 2021	13.03	8.74	270,940
	Options	12,600	4.30	August 18, 2021	11.20	6.90	86,940
	Options	17,782	4.24	August 22, 2021	11.17	6.93	123,229
	Options	12,000	4.30	August 23, 2021	11.55	7.25	87,000
	Options	12,500	4.32	August 25, 2021	11.92	7.60	95,000
	Options	11,000	4.29	August 26, 2021	11.87	7.58	83,380
	Options	12,000	4.33	September 2, 2021	12.03	7.70	92,400
	Options	9,000	4.29	September 14, 2021	10.78	6.49	58,410
	Options	12,000	4.25	September 20, 2021	11.21	6.96	83,250
	Options	12,295	4.24	September 21, 2021	11.54	7.30	89,754
	RSUs	136,516	Nil	March 12, 2021	15.86	15.86	2,165,144
	RSUs	61,338	Nil	July 11, 2021	12.70	12.70	778,993

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security (US$)	Date of exercise	Closing price of security on date of exercise(1) (US$)	Difference between exercise price and closing price on date of exercise (US$)	Total value on exercise date (US$)
Neil Davidson, Former COO and Interim CFO	RSUs	204,119	Nil	March 11, 2021	15.56	15.56	3,176,092
	RSUs	17,073	Nil	November 22, 2021	9.66	9.66	164,925
Boris Jordan, Executive Chairman and Director	RSUs	21,928	Nil	August 11, 2021	12.23	12.23	268,179
	RSUs	96,579	Nil	September 9, 2021	11.30	11.30	1,091,342
Joseph Lusardi, Executive Vice-Chairman, Director and Former CEO	Options	897,791	0.11	January 6, 2021	14.31	14.30	12,838,411
	RSUs	48,780	Nil	November 22, 2021	9.66	9.66	471,311
Karl Johansson, Director	RSUs	3,289	Nil	August 11, 2021	12.23	12.23	40,225
	RSUs	14,487	Nil	September 9, 2021	11.30	11.30	163,703
Peter Derby, Director	RSUs	3,289	Nil	August 11, 2021	12.23	12.23	40,225
	RSUs	14,487	Nil	September 9, 2021	11.30	11.30	163,703
Dr. Jaswinder Grover, Director	RSUs	43,059	Nil	February 2, 2021	14.81	14.81	637,704
	RSUs	1,723	Nil	September 9, 2021	11.30	11.30	19,470
	RSUs	17,543	Nil	July 23, 2021	12.74	11.30	223,497
Mitchell Kahn, Director	RSUs	270	Nil	August 11, 2021	12.23	11.30	3,302
	RSUs	1,603	Nil	September 9, 2021	11.30	11.30	18,114

Note:

(1)	Figures shown in this column represent the closing price of the Subordinate Voting Shares on the CSE on the applicable date of exercise, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on the applicable date of exercise.

Employment, Consulting and Management Agreements

Joseph Bayern

During Fiscal 2021, Mr. Bayern was the Company's Chief Executive Officer. He is also the Company's former President. Mr. Bayern was appointed as Chief Executive Officer effective as of January 1, 2021. The Company entered into an employment agreement with Mr. Bayern on November 23, 2019 for his role as President, which continued to govern his existing employment relationship with the Company as its Chief Executive Officer, subject to any changes that may be approved by the Board. Mr. Bayern was entitled to a base annual salary of $500,000 and was eligible for a discretionary year-end performance bonus representing up to 75% of such base salary. In addition, Mr. Bayern received, upon hiring, shares of the Company worth $5,000,000, granted as to 50% via Options and as to 50% via RSUs. He was also eligible for annual equity grants at 150% of his base salary as of part of the LTIP. If Mr. Bayern was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Bayern was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Bayern for diminution of duties, in addition to accrued amounts, Mr. Bayern was entitled to an amount equal to nine (9) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Bayern remaining unemployed six (6) months following the effective date of termination.

Effective May 9, 2022, Mr. Bayern voluntarily resigned and ceased to be the CEO of the Company and was replaced effective as at such date, by Mr. Matt Darin.

Neil Davidson

Mr. Davidson is currently the Company's interim Chief Financial Officer and was formerly the Company's Chief Operating Officer. The Company entered into an employment agreement with Mr. Davidson on March 16, 2022 governing his position as interim Chief Financial Officer. Under the terms of this agreement, Mr. Davidson is entitled to a base monthly salary of $39,583 for a maximum duration of 6 months with the option to terminate upon the appointment of a full time Chief Financial Officer, and is eligible for a discretionary monthly bonus representing up to 50% of such base salary.

In addition, Mr. Davidson is entitled to a grant of 3,951 RSUs and 5,268 Options every month, which will not vest until the last day worked in relation thereto and they will be prorated for the number of days worked as Interim Chief Financial Officer.

During Fiscal 2021, Mr. Davidson also acted as Chief Operating Officer of the Company. He was appointed to such position on February 3, 2020, and was formerly the Company’s Chief Financial Officer. Mr. Davidson was replaced as Chief Financial Officer at such date by Mr. Michael Carlotti.

The Company entered into an employment agreement with Mr. Davidson on January 24, 2019 for his role as Chief Financial Officer, which continued to govern his employment relationship with the Company as its Chief Operating Officer. As Chief Operating Officer, Mr. Davidson was entitled to a base annual salary of $425,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary.

In addition, Mr. Davidson was entitled to a grant of 625,000 RSUs and 900,000 Options. The RSUs will expire ten years from their grant date and will vest at a rate of 25% per year for each of the first four anniversaries from Mr. Davidson’s date of hire so as to be fully vested after four years, and include an acceleration of all unvested RSUs in the event of a “change of control”, which is defined as (1) the consummation of a tender for or purchase of more than fifty percent (50%) of the Company’s share capital by a third party, (2) a merger, consolidation or recapitalization of the Company such that the shareholders of the Company immediately prior to the consummation of such transaction possess less than fifty percent (50%) of the voting securities of the surviving entity immediately after the transaction or (3) the sale, lease or other disposition of all or substantially all of the assets of the Company.

Mr. Davidson’s employment agreement governing his Chief Operating Officer role provided that if Mr. Davidson was terminated other than for cause, then a pro rata number of RSUs based on the total number of months that he was employed during an annual vesting period will accelerate and immediately vest and be available for exercise on his termination date in accordance with his RSU agreement. The Options will expire ten years from the grant date and will vest at a rate of 33.3% per year for each of the first three anniversaries from Mr. Davidson’s date of hire so as to be fully vested after three years, and includes an acceleration of all unvested options in the event of a change of control, as defined above. Mr. Davidson’s employment agreement governing his Chief Operating Officer role provided that if Mr. Davidson was terminated other than for cause, then a pro rata number of Options based on the total number of months that he was employed during an annual vesting period shall accelerate and immediately vest and be available for exercise on his termination date in accordance with his option agreement. In addition, Mr. Davidson was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Davidson for constructive dismissal, in addition to accrued amounts, Mr. Davidson was entitled to an amount equal to six (6) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Davidson remaining unemployed three (3) months following the effective date of termination.

Effective January 3, 2022, Mr. Neil Davidson retired and ceased to be COO of the Company. Since March 14, 2022, Mr. Neil Davidson is acting as interim Chief Financial Officer in replacement of Mr. Ranjan Kalia.

Ranjan Kalia

The Company entered into an employment agreement with Mr. Kalia on June 21, 2021. Under the terms of this agreement, Mr. Kalia was entitled to a base annual salary of $475,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary, in addition to a fixed $100,000 additional bonus if his employment with the Company extended beyond March 31, 2022. In addition, Mr. Kalia received, upon hiring, shares of the Company worth $3,500,000, granted as to 50% via Options and as to 50% via RSUs. If Mr. Kalia was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Kalia was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Kalia for diminution of duties, in addition to accrued amounts, Mr. Kalia was entitled to an amount equal to twelve (12) months of his then annual base salary, payable in two (2) lump sum payments, and to continue receiving benefits under the Company's health insurance program for the same period. The first lump sum payment of three (3) months base salary would be payable within thirty (30) days after termination and if Mr. Kalia remained unemployed after three (3) months the second lump sum payment of nine (9) months base salary would be paid with the same applying to payments for group medical and dental insurance.

Effective March 14, 2022, Mr. Kalia voluntarily resigned and ceased to be CFO of the Company and was replaced on an interim basis, effective at such date, by Mr. Neil Davidson.

Michael Carlotti

The Company entered into an employment agreement with Mr. Carlotti on January 14, 2020. Under the terms of this agreement, Mr. Carlotti was entitled to a base annual salary of $350,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary. In addition, Mr. Carlotti received, upon hiring, shares of the Company worth $3,500,000, granted as to 40% via Options and as to 60% via RSUs. He was also eligible for annual equity grants at 150% of his base salary as of part of the LTIP. If Mr. Carlotti was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Carlotti was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Carlotti for diminution of duties, in addition to accrued amounts, Mr. Carlotti was entitled to an amount equal to six (6) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Carlotti remaining unemployed three (3) months following the effective date of termination.

Effective July 9, 2021, Mr. Carlotti voluntarily resigned for medical reasons and ceased to be CFO of the Company and was replaced, effective July 19, 2021 by Mr. Ranjan Kalia.

Boris Jordan

Mr. Jordan is the Executive Chairman of the Board. No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Joseph Lusardi

Mr. Lusardi is the Executive Vice-Chairman of the Board. Mr. Lusardi and the Company entered into an agreement relating to the compensation payable by the Company to Mr. Lusardi for his services as the Executive Vice-Chairman of the Board. Under this agreement, Mr. Lusardi is entitled to an annual salary of $500,000 effective starting October 1, 2021 and is eligible for a discretionary year-end performance bonus representing up to 100% of such base salary. In addition, Mr. Lusardi is entitled to an annual equity grant of $500,000 in the form of RSUs.

Management Agreements

No management functions of the Company are performed by a person or company other than the directors and executive officers of the Company.